UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-34949

Tekmira Pharmaceuticals Corporation

(Translation of registrant’s name into English)

100-8900 Glenlyon Parkway

Burnaby, British Columbia

Canada, V5J 5J8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

EXPLANATORY NOTE

This amendment to Form 6-K is being furnished in order to re-file the Cross License Agreement, by and among Alnylam Pharmaceuticals, Inc., Tekmira Pharmaceuticals Corporation and Protiva Biotherapeutics Inc., dated November 12, 2012 (the “Agreement”), included as Exhibit 99.3 to the Form 6-K of Tekmira Pharmaceuticals Corporation furnished on November 23, 2012 (the “Original 6-K”), in order to, as required by Canadian law, reinstate certain information that was redacted from the version of the Agreement that was contained in the Original 6-K. Except as expressly set forth above no other revisions to the Original 6-K have been made.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tekmira Pharmaceuticals Corporation

Date: January 17, 2013

	By:	/s/ Ian C. Mortimer
	Name:	Ian C. Mortimer
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Cross-License Agreement, by and among Alnylam Pharmaceuticals, Inc., Tekmira Pharmaceuticals Corporation and Protiva Biotherapeutics Inc., dated November 12, 2012